GIBSON DUNN

200 Park Avenue

New York, NY 10166-0193

Tel 212.351.4000 www.gibsondunn.com

Glenn R. Pollner

Direct: +1 212.351.2333

Fax: +1 212.351.6333 GPollner@gibsondunn.com

July 25, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Tamara Tangen and Mr. Matthew Crispino

RE:	Liquid Holdings Group, Inc.

Registration Statement on Form S-1

Registration No. 333-187859

Dear Ms. Tangen and Mr. Crispino:

On behalf of Liquid Holdings Group, Inc., a Delaware corporation (the “Company”), we would like to notify you that Amendment No. 7 to the Registration Statement (“Amendment No. 7”) is being filed concurrently herewith. For ease of reference, we have enclosed with the copy of this letter eight (8) copies, in paper format, of Amendment No. 7, which have been marked to show changes from the filing of Amendment No. 6 to the Registration Statement.

Amendment No. 7 reflects an update to the disclosure related to legal proceedings.

* * *

Please direct any questions or comments concerning this letter or the enclosed materials to the undersigned at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:	Brian Storms, Liquid Holdings Group, LLC

Kenneth Shifrin, Liquid Holdings Group, LLC

Jose Ibietatorremendia, Liquid Holdings Group, LLC

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Edwin O’Connor, Gibson, Dunn & Crutcher LLP